Gold Reserve Inc.
926 W. Sprague Avenue, Suite 200

Spokane, Washington 99201

Telephone: (509) 623-1500

December 27, 2013

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:     John Reynolds

            Adam F. Turk

            David Link

            Re:       Gold Reserve Inc.

Registration Statement on Form F-3

Filed October 28, 2013

File No. 333-191955

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Gold Reserve Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form F-3 (Reg. No. 333-191955) at 4:00 p.m., Eastern time, on December 30, 2013, or as soon thereafter as is practicable.

The Company acknowledges that:

•         should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gold Reserve Inc.

By: /s/ Rockne J. Timm

Rockne J. Timm

Chief Executive Officer and Director

cc:        Jonathan B. Newton, Baker & McKenzie